February 8, 2019

Roderick Wong
Chief Executive Officer
Health Sciences Acquisitions Corporation
412 West 15th Street
Floor 9
New York, NY 10011

       Re: Health Sciences Acquisitions Corporation
           Draft Registration Statement on Form S-1
           Submitted January 23, 2019
           CIK No. 0001764013

Dear Dr. Wong:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 filed January 23, 2019

Prospectus Summary, page 1

1. We note that certain disclosure in your "Summary" section, such as the "Industry
       Opportunity" section, includes specific market and industry data about, for example, the expected CAGR of the biotech market, the expected market capitalization for gene therapy companies and the cost to sequence a human genome. Please include third party support for these statements and make corresponding revisions to your "Business" section.
2. With a view toward balancing the discussion of your competitive advantages, please expand your disclosure under the "Risks" section on page 28 with a brief discussion of your competitive weaknesses, such as management's lack of experience with blank check
 Roderick Wong
Health Sciences Acquisitions Corporation
February 8, 2019
Page 2
         companies.
The Offering
Liquidation if no business combination, page 24

3. We note on page 27 you state that if you are unable to complete your initial business combination, "the initial per-share redemption price will be approximately $10.00." We also note that elsewhere in your prospectus, for example on pages 8 and 34, you state that you may not be able to distribute such amount as a result of claims of creditors, which may take priority over the claims of the public stockholders. Please revise to clarify that you cannot guarantee that shareholders will receive $10.00 per share or advise.
Exhibit Index, page II-9

4. We note that you have appointed Dr. Nagendran and Mr. Southwell as independent directors upon the closing of your offering. Please file their written consents as required by Securities Act Rule 438.
General

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon,
Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Legal Branch
Chief, at (202) 551-3391 with any other questions.



                                                               Sincerely,
FirstName LastNameRoderick Wong
                                                      Division of Corporation
Finance
Comapany NameHealth Sciences Acquisitions Corporation
                                                      Office of Real Estate and
February 8, 2019 Page 2                               Commodities
FirstName LastName